UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of                     June                     , 20 10
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑      Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐     No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          ]

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)

Date	June 18, 2010	By	/s/ Agus Murdiyatno
(Signature)

Agus Murdiyatno VP Investor Relations/ Corporate Secretary

SCHEDULES AND RULES FOR THE DISTRIBUTION OF DIVIDEND
No.Tel.146/PR000/COP-AOO70000/2010
1.	In accordance to the resolution of the Annual General Meeting of Shareholders of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia,Tbk (”TELKOM” or the “Company”) dated 11 June 2010, payment of cash dividend for the 2009 Financial Year of 50% of the net profit or in the amount of Rp 5,666,070,036,791,- deducted by the interim dividend paid to the shareholders on December 28, 2009 in the amount of Rp524,190,170,387.- or Rp26.65 per share, therefore the total final dividend payable to the shareholders is amounted to Rp5,141,879,866,404,- or at least of Rp261.4149 per share based on the number of shares issued (not including the shares bought back by the Company as of the Meeting date of 490,574,500 shares), and shall be distributed as follows:

Recording Date	= 12 July 2010; 16.00 WIB
Regular and Negotiation Market
Cum Dividend	= 7 July 2010
Ex. Dividend	= 8 July 2010
Cash Market
Cum Dividend	= 12 July 2010
Ex. Dividend	= 13 July 2010
Payment Date	= 26 July 2010
2.	The eligible shareholders are shareholders registered in the Company’s Shareholders Registry (Recording Date) on 12 July, 2010 at 16.00 Western Indonesian Time (WIB), or at Kustodian Sentral Efek Indonesia (KSEI) securities account at the close of trading on 12 July, 2010.

3.	For American Depository Shares holders, the New York Stock Exchange regulations shall prevail and payment of cash dividend will be made through Custodian Bank which was appointed by the Bank of New York-Mellon, for the amount of shares registered at the register List of ADS holders at the Stock Administration Bureau (SAB) and Kustodian Sentral Efek Indonesia (KSEI) and refers to Record Date on 12 July 2010.

4.	For shareholders whose shares are registered at Collective Deposit in KSEI, cash dividend will be paid through the KSEI and will be distributed to Securities Companies’ or Custodian Banks’ account on 26 July 2010. Payment receipt will be delivered to Securities Companies or Custodian Banks in which shareholders open their accounts.

5.	For shareholders whose shares are not registered at Collective Deposit in KSEI, the Company will send notice of dividend payment (SPPD) to shareholders’ address.
a.	Cash Dividend will be paid in cash at the nearest branch of PT Bank Negara Indonesia (BNI), in all places in Indonesia. Shareholders are obligated to bring along the valid original Identity Card and if it is authorized to another person, the copy of the valid original Identity Card of both personnel should be attached to the power of attorney.

b.	The cash dividend will only be transferred by the Company to the shareholders’ bank account if:
—	The amount of Cash dividend received is at least Rp500,000,-

—	The complete transfer request must be delivered at the latest on 12 July 2010 to the Securities Administration Bureau at PT DATINDO ENTRYCOM, Puri Datindo- Wisma Sudirman, Jl. Jend. Sudirman Kav.34-35, Jakarta 10220.
6.	Tax shall be imposed in accordance with the applicable Indonesian tax regulations. The amount of tax shall be deducted from the amount of cash dividend for the 2009 financial year received by each shareholders.

7.	For shareholders considered as Domestic Tax Payer in the form of entity that does not have a tax register number (Nomor Pokok Wajib Pajak/ NPWP), they should register their tax register number (Nomor Pokok Wajib Pajak/ NPWP) to KSEI or the Company’s Registrar PT Datindo Entrycom, Puri Datindo — Wisma Sudirman, Jl. Jend. Sudirman Kav.34, Jakarta 10220 at the latest on 12 July, 2010 at 16.00 WIB. If as of the said date KSEI or the Company Registrar has not received the NPWP, the Cash Dividend will be subject to article 23 withholding tax at the rate of 30%.

8.	For shareholders considered as offshore Tax payer which will use the Tax Treaty under the Agreement on the Prevention of the Imposition of Dual Taxes (P3B) it has to comply with article 26 of law No.36 Year 2008 regarding the Fourth Amendment to law No.7 Year 1983 regarding Income Tax and submit a Letter of Domicile using the Form as required by Directorate General Tax Regulation No. 61/PJ/2009 dated 5 November 2009, that have been legalized by the Tax Office of Go Public Company to KSEI, in accordance with the prevailing KSEI rules as stated in the Circular Letter No. SE-001/DIR-eks/0110 dated 11 January 2010 or Company’s Registrar at the latest on 19 July, 2010 at 16.00 WIB. If as the said date, KSEI or the Company Registrar has not received the Certificate of Domicile, the Cash Dividen will be subject to article 26 withholding tax at the rate of 20%.

9.	Evidence of Dividend Tax Deduction for shareholders whose shares are registered with KSEI, are available at Securities Companies and/or Custodian Banks at which it opens its account, and for shareholders whose shares are not registered with KSEI are available at the Company’s Registrar, starting 23 August 2010.
Bandung, 18 June 2010
PT Telekomunikasi Indonesia Tbk.
The Board of Directors